NEWS RELEASE

New York - AG Toronto - FR Frankfurt - FMV	October 12, 2023

First Majestic Produces 6.3 million AgEq Oz in Q3 2023 Consisting of 2.5 million Silver Ounces and 46,720 Gold Ounces

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the third quarter of 2023 from the Company's three producing operations, namely the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, reached 6.3 million silver equivalent ("AgEq") ounces consisting of 2.5 million ounces of silver and 46,720 ounces of gold. In the first nine months of 2023, the Company produced 7.6 million ounces of silver and 152,336 ounces of gold for total production of 20.2 million AgEq ounces, or approximately 75% of the Company's 2023 guidance midpoint of producing 26.2 to 27.8 million ounces.

Q3 2023 HIGHLIGHTS

  Higher Q3 Silver Equivalent Production from the Mexican Operations: The Company's Mexican operations produced 2.5 million silver ounces and 46,324 gold ounces, or approximately 6.3 million AgEq ounces in the quarter. Total production increased 5% over the prior quarter primarily due to higher tonnes, grades, and recoveries at Santa Elena.

  Continuous Metallurgical Success at Santa Elena: Metallurgical recoveries of Ermitaño's ore achieved new record quarterly rates in Q3, with silver and gold recoveries averaging 64% and 95%, respectively. The higher recovery rates are facilitated by the operation of the new dual-circuit plant, which allows for finer grinding and full utilization of the High Intensity Grinding ("HIG") mill.

  Central Lab Relocation: Completed the move of the ISO 9000 certified Central Lab from Durango to Santa Elena. Major construction activities were completed in Q3 with the Lab expected to be fully operational in Q4 as planned.

  16 Drill Rigs Active: The Company completed approximately 31,600 metres of drilling across its mines during the third quarter. Throughout the quarter, up to sixteen drill rigs were active consisting of twelve rigs at San Dimas, and four rigs at Santa Elena.

  Safety: In Q3 2023, the consolidated Total Reportable Incident Frequency Rate ("TRIFR") was 1.06 and the Lost Time Incident Frequency Rate ("LTIFR") was 0.37.

"Our operations continued to deliver strong performance during the quarter and we're on track to meet our 2023 guidance." said Keith Neumeyer, President & CEO. "We are extremely pleased with the production trajectory at Santa Elena, with Ermitaño's metal recovery and mill throughput reaching another quarterly record in Q3, combined with high silver and gold grades. Over the past years, we deployed several projects and technologies at Santa Elena which are now paying off and we are excited about the future of this operation."

Production Table:	Q3	Q3	Y/Y	Q2	Q/Q
	2023	2022	Change	2023	Change
Ore processed/tonnes milled	670,203	836,514	-20%	733,170	-9%
Silver ounces produced	2,461,868	2,736,100	-10%	2,633,411	-7%
Gold ounces produced	46,720	67,072	-30%	45,023	4%
Silver equivalent ounces produced	6,285,590	8,766,192	-28%	6,321,172	-1%

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	213,681	2,323	237	2.71	95%	96%	1,548,203	17,863	3,010,458
Santa Elena	226,292	2,460	75	4.09	64%	95%	347,941	28,367	2,669,411
La Encantada	230,230	2,503	109	0.01	70%	90%	565,724	94	573,458
Jerritt Canyon*	n/a	n/a	-	n/a	-	n/a	-	396	32,463

*Residual work in process ("WIP") inventory poured during the quarter.

-Certain amounts shown may not add exactly to the total amount due to rounding differences.

-The Ag:Au ratio used in the calculation of silver equivalent ounces was 82.7:1.

At the San Dimas Silver/Gold Mine:

  San Dimas produced 3,010,377 AgEq ounces during the quarter consisting of 1,548,203 ounces of silver and 17,863 ounces of gold. Silver and gold production decreased 8% and 13%, respectively, compared to the prior quarter primarily due to 6% lower throughput combined with lower silver and gold grades.
  The mill processed a total of 213,681 tonnes of ore with average silver and gold grades of 237 g/t and 2.71 g/t, respectively.
  Silver and gold recoveries during the quarter averaged 95% and 96%, respectively.
  The Central Block and Sinaloa Graben areas contributed approximately 80% and 20%, respectively, of the total production during the quarter.
  During the quarter, up to twelve drill rigs were active, eleven underground and one on surface, with approximately 22,400 metres of drilling completed on the properties.

At the Santa Elena Silver/Gold Mine:

  Santa Elena produced 2,669,336 AgEq ounces during the quarter consisting of 347,941 ounces of silver and 28,367 ounces of gold. Total production increased 49% primarily due to higher silver and gold grades in the quarter.
  The mill processed a total of 226,292 tonnes of ore from Ermitaño containing average silver and gold head grades of 75 g/t and 4.09 g/t, respectively.
  Silver and gold recoveries from Ermitaño reached another quarterly record averaging 64% and 95%, respectively, during the quarter. The improvement in recoveries is a result of operational optimization of the 3,000 tonnes per day filter press and dual-circuit plant.
  During the quarter, up to four drill rigs consisting of two surface rigs and two underground rigs, completed approximately 9,200 metres of drilling on the property.

At the La Encantada Silver Mine:

  During the quarter, La Encantada produced 565,724 ounces of silver, representing a 29% decrease compared to the prior quarter. The lower production is primarily related to limited water availability due to the collapse of one well which occurred at the end of the second quarter. After geophysical survey and analysis, construction of the new replacement well commenced in September and is expected to be operational in the fourth quarter. Production is expected to return back to budgeted levels once this new well is on line.
  The mill processed a total of 230,230 tonnes of ore with an average silver grade and recovery of 109 g/t and 70%, respectively. Stope production from the new Beca Zone has contributed 74,695 tonnes with average silver grades of 146 g/t.

Q3 2023 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its third quarter 2023 unaudited financial results, announce the third quarter dividend payment, and shareholder record and payable dates on November 2, 2023.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company being on track to meet its 2023 guidance; timing for the release of the Company's unaudited financial statements; timing for the announcement of the Company's third quarter dividend payment and the shareholder record and payable dates in connection with such dividend payment; timing for a new water well to be operational at the La Encantada Silver Mine; timing for the Central Lab being fully operational at the Santa Elena Silver/Gold Mine; the Company's business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; throughput capacity; ore feed and grades; recovery rates; mine plans and mine life; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof.  Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.